TD Securities



TD Securities (USA) LLC

Statement of Financial Condition

With Report of Independent Registered Public Accounting Firm

October 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-36747

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 11/01/2022 (MM/DD/YY) AND ENDING 10/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TD Securities (USA) LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Vanderbilt Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Rosenthal	212-827-6840	richard.rosenthal@tdsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Richard Rosenthal___, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___TD Securities (USA) LLC___, as of ___10/31___, 2 ___023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



HENRY CHEN
Notary Public - State of New York
NO. 01CH0004648
Qualified in New York County
My Commission Expires Mar 31, 2027

Notary Public

Signature: _____

Title:
Chief Financial Officer

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TD Securities (USA) LLC
Statement of Financial Condition
As of October 31, 2023

Contents

Facing Page and Oath or Affirmation



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of TD Securities (USA) LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TD Securities (USA) LLC (the Company) as of October 31, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at October 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 1989.

December 27, 2023

1

TD Securities (USA) LLC
Statement of Financial Condition
October 31, 2023

(In Thousands)

Assets

Cash	$ 327,042
Securities segregated under federal regulations	75,308
Collateralized financing agreements:	
Securities borrowed	5,376,675
Securities purchased under agreements to resell	38,396,075
Receivable from customers	67,025
Receivable from brokers, dealers and clearing organizations	246,741
Receivable from affiliates	227,112
Financial instruments owned, at fair value (includes securities pledged as collateral of $11,115,450)	11,972,521
Interest receivable	65,559
Fixed assets, at cost (net of accumulated depreciation and amortization of $62,003)	162,493
Other assets	334,080
Total assets	$ 57,250,631

Liabilities and member's equity
Liabilities:

Loan from affiliate	$ 4,150,000
Collateralized financing agreements:	
Securities sold under agreements to repurchase	39,993,497
Securities loaned	78,784
Payable to customers	52,797
Payable to brokers, dealers and clearing organizations	1,273,757
Financial instruments sold, but not yet purchased, at fair value	8,641,888
Payable to affiliates	423,975
Interest payable	51,564
Accounts payable, accrued expenses and other liabilities	542,307
	55,208,570
Liabilities subordinated to claims of general creditors	785,000
Total liabilities	55,993,570
Member's equity	1,257,061
Total liabilities and member's equity	$ 57,250,631

See accompanying notes to statement of financial condition

TD Securities (USA) LLC
Notes to Statement of Financial Condition

1. Organization

TD Securities (USA) LLC ("TDSU" or the "Company") is a wholly owned subsidiary of Toronto Dominion Holdings (U.S.A.) Inc. ("TDH"), which is a wholly owned subsidiary of TD Group US Holdings LLC ("TDGUS"), which is a wholly owned subsidiary of The Toronto-Dominion Bank (the "Bank"). TDGUS is the top-tier intermediate holding company ("IHC") mandated by Dodd Frank, and the Company is a subsidiary within the IHC corporate structure. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a Primary Dealer of the Federal Reserve Bank of New York.

TDSU acts as both a broker (i.e., agent) and a dealer (i.e., as principal) in the purchase and sale of U.S. and Canadian corporate debt, U.S. and Canadian government securities, mortgage-backed securities, equity and money market securities and listed futures. TDSU also acts as principal and agent in the underwriting, distribution and private placement of debt and equity securities and other financial instruments. The Company currently operates in one reportable business segment which represents principally all of the Company's capital markets activities.

National Financial Services LLC, a U.S. broker-dealer, acts as clearing agent for the Company's equity trading activities. Additionally, TDSU clears certain fixed income securities and futures through the Bank, The Bank of New York Mellon, National Financial Services LLC, Euroclear Plc and J.P. Morgan Securities LLC.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"), which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates and assumptions.

Fair Value Measurements

The Company measures many of its assets and liabilities on a recurring basis at fair value in accordance with ASC 820, *Fair Value Measurements*. Depending upon the nature of the asset or liability, the Company uses assumptions and the valuation techniques described below under the Fair Value Hierarchy heading when estimating an instrument's fair value in accordance with the accounting standards. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

2. Summary of Significant Accounting Policies (continued)

Fair Value Hierarchy

ASC 820, *Fair Value Measurements,* establishes a three-level hierarchy for valuation and disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 – Fair value is based on unadjusted quoted prices for identical financial instruments in active markets that are accessible by the Company at the measurement date. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active market.

Level 2 – Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in inactive markets, and other inputs that are observable or can be corroborated by observable market data. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 – Fair value is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially valued at transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using pricing models, discounted cash flow methodologies or similar techniques requiring significant management judgment or estimation.

Cash

Cash consists of demand and term deposits at various deposit taking institutions which can be withdrawn without restriction.

2. Summary of Significant Accounting Policies (continued)

Securities Segregated Under Federal Regulations

The Company is obligated by rule 15c3-3 of the Securities Exchange Act of 1934 ("SEA") to maintain and segregate cash and/or securities in a special reserve bank account for the benefit of customers. The amount included in securities segregated under federal regulations in the Statement of Financial Condition approximates fair value.

Collateralized Financing Agreements

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at the amounts at which the securities will be subsequently resold or reacquired plus accrued interest. Such transactions are collateralized by U.S. treasuries, government agencies and corporate bonds. The Company's exposure to credit risk associated with the non-performance of counterparties in fulfilling these contractual obligations can be directly impacted by market fluctuations, which may impair the counterparties' ability to satisfy their obligations. It is the Company's policy to obtain possession of collateral related to securities purchased under agreements to resell with market value in excess of the principal amount loaned. The market value of the securities to be repurchased or resold is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities borrowed and securities loaned are collateralized financing arrangements that are recorded at the amount of cash collateral advanced plus accrued interest. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender of the securities. Securities loaned transactions require the counterparties to deposit cash or other collateral with the Company as lender of the securities. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Counterparties are principally other brokers and dealers and financial institutions.

The Company applies the practical expedient based on collateral maintenance provisions in estimating the allowance for credit losses for collateralized financing agreements. The allowance for credit losses was not material for the period presented.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments Owned and Financial Instruments Sold, but not yet Purchased, at Fair Value

Financial instruments owned and financial instruments sold, but not yet purchased, at fair value, arise as a result of the Company's trading activities as a dealer in various financial instruments. These instruments, are recorded on a trade date basis. The financial instruments are carried at fair value in the Statement of Financial Condition. See note 9 for additional information on valuation of financial instruments owned and financial instruments sold, but not yet purchased. Securities pledged as collateral are presented on the Statement of Financial Condition on a settlement date basis.

Receivables from and Payables to Customers, Brokers, Dealers and Clearing Organizations

Receivables from customers, brokers, dealers and clearing organizations consist primarily of securities not delivered by the Company to a purchaser by the settlement date (fails to deliver), and receivables from clearing brokers. Payables to customers, brokers, dealers, and clearing organizations primarily include amounts payable for securities not received by the Company from a seller by the settlement date (fails to receive). Brokers and dealers receivables and payables also include net receivables or net payables arising from unsettled trades, including the net mark to market gains or losses due from or due to others resulting from transactions in when issued and to be announced ("TBA") transactions. Due to their short-term nature, the amounts recognized for customers, brokers and dealers receivables and payables approximate fair value. See note 4 for additional information on receivables from and payables to customers, brokers, dealers and clearing organizations.

Receivables from and Payables to Affiliates and Loan from Affiliate

Loan from affiliate represents the amount drawn by the Company under its existing $6.0 billion unsecured revolving line of credit agreement with TDH. Other receivables and payables from/to affiliates consist primarily of amounts receivable for securities not delivered by the Company to affiliates by the settlement date (fails to deliver) and amounts payable for securities not received by the Company from affiliates by the settlement date (fails to receive), fees receivable for providing brokerage services to affiliates, amounts due and from affiliates for receiving and providing services under master service agreements, and amounts due to TDBG discussed under leasing activity below. See note 6 for additional information on related-party transactions.

2. Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation, and amortization. Depreciation of furniture, fixtures and equipment is computed on a straight-line basis over estimated useful lives of five years. Depreciation of computer equipment and software is computed on a straight-line basis over estimated useful lives of three years. Amortization of leasehold improvements is determined on a straight-line basis over the lesser of the economic useful lives of the improvements, currently 15 years, or the terms of the leases.

Leasing Activity

The Company's lessee arrangements predominantly consist of operating leases of office space. The Company recognizes right-of-use ("ROU") assets and lease liabilities for arrangements that meet the definition of a lease on the commencement date. The ROU asset is initially measured as the lease liability, subject to certain adjustments. The lease liability is initially measured at the present value of the future lease payments over the remaining lease term and is discounted using the Company's incremental borrowing rate.

The lease term includes renewal and termination options that the Company is reasonably certain to exercise, and the lease liability is remeasured when there are adjustments to future lease payments, and changes in the Company's assumptions or strategies relating to the exercise of purchase, extension, or termination options.

Some of the Company's operating leases include variable lease payments which are periodic adjustments of payments based on changes in factors such as tax rates imposed by taxing authorities, lessor cost of insurance or cost of maintenance. Management made an accounting policy election not to separate lease and non-lease components of a contract that is or contains a lease for its real estate leases. As such, lease payments represent payments on both lease and non-lease components.

All leases are recorded on the Statement of Financial Condition except leases with an initial term less than 12 months for which management made the short-term lease election. Operating lease ROU assets are recorded in other assets while operating lease liabilities are included in payable to affiliate and other liabilities.

7

2. Summary of Significant Accounting Policies (continued)

Stock-Based Compensation

The Company issues company-sponsored mutual fund awards ("RSU") and Company performance units ("EPU") awards to certain employees. Under the RSU plan, the participants are granted units equivalent to the Bank's common shares. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units. The plan is managed, and the share price hedged, by the Bank. The accrued liability for these units is denominated in Canadian dollars and subject to foreign currency exchange risk, which is managed along with other offsetting foreign currency exchange risk of the firm such that the overall risk is not material.

On the Statement of Financial Condition, the RSU awards and the EPU awards are reported in accrued expenses and other liabilities.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are revalued at rates of exchange prevailing at the close of business at the balance sheet date.

Employee Benefit Plans

Defined Benefit Plans

The costs of the pension and other post-retirement plans are determined on the basis of actuarial valuations. The Company measures the plan assets and benefit obligations at each fiscal year end. This process involves making certain estimates and assumptions, including the discount rate and the expected long-term rate of return on plan assets.

The fair value of plan assets is based on fair values generally representing observable market prices. The projected benefit obligation is determined based on the present value of projected benefit distributions at an assumed discount rate. The accumulated benefit obligation represents the actuarial present value of benefits attributed by the plan's benefit formula to employee service rendered prior to that date and based on current and past compensation levels.

The assumed discount rate, in management's judgment, reflects the rates at which benefits could be effectively settled. Such discount rate is used to measure the projected and accumulated benefit obligations and to calculate the service cost and interest cost. The assumed discount rate for each of the plans was selected in consultation with the independent actuaries, using a pension discount yield curve based on the characteristics of the plan benefit obligations.

2. Summary of Significant Accounting Policies (continued)

The Company funds pension costs in the year accrued to the extent such costs do not exceed the deductibility limit under the Internal Revenue Code. The amount of contribution is based on the Company's proportionate share in the pension obligation. The Company funds other post-retirement benefits when incurred.

Defined Contribution Plan

The Company's contribution to the defined contribution plan is predetermined by the terms of the plan, which outline how much is to be contributed for each member for each year.

3. Financial Instruments Owned and Financial Instruments Sold, but Not Yet Purchased

Financial instruments owned and securities sold, but not yet purchased as of October 31, 2023, consist of the following at fair value (in thousands):

	Owned	Sold, not yet purchased
U.S. government bonds	$ 9,248,663	$ 8,536,514
Mortgage-backed securities	2,300,038	-
U.S. corporate bonds	196,276	105,374
U.S. common shares	3,866	-
Municipal bonds	223,678	-
Total	$ 11,927,521	$ 8,641,888

Securities owned, pledged to creditors or clearing brokers, represent proprietary positions, which have been pledged as collateral to counterparties or to clearing brokers. Such collateral is pledged on terms that permit the counterparty or clearing broker to sell or re-pledge the securities to others, subject to certain limitations. As of October 31, 2023, the Company owned approximately $35.7 million of corporate bonds issued by the Bank, including accrued interest.

4. Receivable from and Payable to Customers, Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to customers, brokers, dealers, and clearing organizations as of October 31, 2023, consist of the following (in thousands):

	Receivable	Payable
Receivable from/payable to customers	$ 67,025	52,797
Securities failed to deliver/receive - brokers & dealers	31,037	27,185
Receivable from/payable to clearing brokers	215,704	1,246,572
	$ 313,766	1,326,554

The receivable from customers and clearing brokers arises primarily from securities transactions executed for clients or the proprietary trades of the Company that have not yet settled. The Company may be exposed to settlement risk associated with these transactions in the event that its clearing agents or clients are unable to satisfy their contracted obligations. These positions settled subsequent to year-end without material adverse effects on the statement of financial condition.

5. Collateralized Financing Transactions

The Company enters into securities repurchase and reverse repurchase agreements and securities borrowing and securities loaned transactions to meet counterparty needs, earn residual interest spreads, and obtain securities for settlement purposes. Under these transactions, the Company either receives or provides collateral, including U.S. Government and agency securities, corporate bonds, cash or other collateral. Under most agreements, the Company is permitted to sell or re-pledge securities received as collateral. As of October 31, 2023, the fair value of securities received as collateral where the Company is permitted to sell or re-pledge the securities was $52.5 billion, of which $6.3 billion was received from affiliated companies. The fair value of securities received as collateral that had been sold or re-pledged was $39.0 billion, of which $5.5 billion was received from affiliated companies.

The Company has ownership of various financial securities, virtually all of which can be pledged to collateralize repurchase agreements. Pledged assets that can be sold or re-pledged by the secured party are disclosed parenthetically in financial instruments owned, at fair value, on the Statement of Financial Condition.

Offsetting of Collateralized Financing Transactions

Substantially all securities repurchase and reverse repurchase agreements and securities borrowed and securities loaned agreements are transacted under master repurchase agreements that give the Company the right to liquidate securities held and offset receivables and payables with the same counterparty in the event of default by that counterparty. The Company offsets repurchase and reverse repurchase transactions with the same counterparty and securities borrowed and securities

5. Collateralized Financing Transactions (continued)

loaned agreements with the same counterparty on the statement of financial condition when the transactions have the same explicit maturity date and enforceable netting terms are included in the master repurchase agreement.

The tables below present the gross balances, amounts offset, and market value of financial instruments received or pledged.

(amounts in $ millions)	Assets - October 31, 2023					
	Gross Assets	Amounts Offset in Statement of Financial Condition	Net Amounts Reported in Statement of Financial Condition	Financial Instruments (Up to the Amount of the Related Receivable Balance)	Cash collateral received	Net Asset
Receivables under reverse repurchase agreements	$ 47,675	$ (9,279)	$ 38,396	$ (38,120)	$ (277)	$ -
Receivables under securities borrowed transactions	5,377	-	5,377	(5,314)	-	63
Total	$ 53,053	$ (9,279)	$ 43,773	$ (43,434)	$ (277)	$ 63

(amounts in $ millions)	Liabilities - October 31, 2023					
	Gross Liabilities	Amounts Offset in Statement of Financial Condition	Net Amounts Reported in Statement of Financial Condition	Financial Instruments (Up to the Amount of the Related Payable Balance)	Cash collateral paid	Net Liability
Payables under repurchase agreements	$ 49,272	$ (9,279)	$ 39,993	$ (39,888)	$ (43)	$ 62
Payables under securities loaned agreements	79	-	79	(79)	-	-
Total	$ 49,351	$ (9,279)	$ 40,072	$ (39,967)	$ (43)	$ 62

5. Collateralized Financing Transactions (continued)

The columns titled financial instruments represent the fair value of securities pledged and received under repurchase agreements or securities lending agreements. These amounts are not offset in the Statement of Financial Condition, but are shown as a reduction to the net amounts reported in the Statement of Financial Condition for the purpose of deriving a net asset or liability in the above table.

Payable under Repurchase Agreement and Securities Loaned Transactions Accounted for as Secured Borrowings

The tables below represent repurchase agreements and securities loaned by remaining term to maturity and class of collateral pledged as of October 31, 2023.

(Amounts in $millions)	Maturity				
	Overnight and continuous	30 days or less	After 30 through 90 days	After 90 days	Gross Contract Amount
Payables under repurchase agreements	$ 46,262	$ 1,760	$ 300	$ 950	$ 49,272
Payables under securities loaned agreements	79				79
Total	$ 46,341	$ 1,760	$ 300	$ 950	$ 49,351

Class of Collateral Pledged	Payable under repurchase agreements	Payable under securities loaned	Total
U.S. government and agencies	$ 44,556	$ 79	$ 44,635
U.S. corporate bonds	4,092	-	4,092
U.S. municipals	624	-	624
Total	$ 49,272	$ 79	$ 49,351

6. Related-Party Transactions

The Company maintains demand deposit bank accounts with the banks and affiliates. At October 31, 2023, the balances in these bank accounts totaled approximately $7.3 million, which is included in cash on the Statement of Financial Condition.

6. Related-Party Transactions (continued)

In the normal course of business, the Company executes securities transactions on behalf of the Bank and its affiliates. As of October 31, 2023, the Company has approximately $465.5 million in net unsettled trades related to these trading activities, which are included in payable to customers, brokers, dealers, and clearing organizations on the Statement of Financial Condition.

Receivable from and Payable to affiliates includes amounts receivable for securities not delivered by the Company to affiliates by the settlement date (fails to deliver) and amounts payable for securities not received by the Company from affiliates by the settlement date (fails to receive), respectively. Such amounts receivable and payable as of October 31, 2023 totaled $35.4 million and $78.6 million, respectively.

During the year ended October 31, 2023, the Company entered into certain repurchase and resale agreements with affiliates. At October 31, 2023, the aggregate fair value of such securities sold under agreements to repurchase and the securities purchased under agreements to resell was approximately $6.29 billion and $1.68 billion, respectively. The average maturity of these agreements is less than two weeks. Furthermore, the aggregate contract value of such securities sold under agreements to repurchase and securities purchased under agreements to resell, including accrued interest, was approximately $6.29 billion and $1.68 billion, respectively.

The Company has an existing $6.0 billion unsecured revolving line of credit agreement with TDH, of which $4.15 billion was drawn as of October 31, 2023. Loans drawn under the line of credit bear interest at the hourly effective federal funds rate. See note 8 for further detail relating to the Company's subordinated loans from TDH.

As of October 31, 2023, the Company has a receivable from affiliates of $191.7 million and a payable to affiliates of $345.4 million representing lease liabilities of $265.4 million (refer to Note 13 leasing activity) and $80.0 million amounts owed and due under other SLA's not received or paid as of that date, which are included in Receivable from affiliates and Payable to affiliates, respectively.

7. Employee Benefits

The Bank has a noncontributory defined benefit pension plan (the "Pension Plan") which covers full-time employees of the Company and the Bank between the ages of 21 and 65. The cost of pension benefits for eligible employees, measured by length of service, compensation and other factors, is funded through a trust (the "Trust") established under the Pension Plan.

7. Employee Benefits (continued)

Funding of retirement costs for the Pension Plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements.

The Bank also provides post-retirement medical, dental and life insurance (the "Post-retirement Plan"), which covers full-time employees of the Company and the Bank upon reaching normal retirement age.

The Company participates in the Pension Plan and the Post-retirement Plan (collectively the "Plans") with other Bank affiliates and amounts disclosed in this note is the Company's portion only unless otherwise disclosed. The following tables set forth the financial position of the Plans at October 31, 2023. Change in benefit obligations and reconciliation of funded status represent the obligations of the Company related to the Plans.

The change in plan assets represents assets of the Plans and are for the benefit of employees of the Company (in thousands):

	Pension Benefit Plan	Post-Retirement Benefit Plan
Change in projected benefit obligation		
Projected benefit obligation at beginning of year	$ 39,096	7,039
Service cost	130	26
Interest cost	2,274	404
Actuarial gains (losses)	(1,195)	(154)
Benefits/Expenses paid	(1,643)	(516)
Projected benefit obligation at end of year	$ 38,662	6,799

	Pension Benefit Plan	Post-Retirement Benefit Plan
Change in plan assets		
Fair value of plan assets at beginning of year	$ 41,113	-
Actual return on plan assets	680	-
Employer contribution	-	-
Benefits/Expenses paid	(1,643)	-
Fair value of plan assets at end of year	$ 40,150	-
Unfunded pension benefit plan liability	$ -	

Pension Plan assets as of October 31, 2023 and the benefits paid during fiscal 2023 were allocated among the members of the Plan in proportion to their projected benefit obligation as of October 31, 2023.

TD Securities (USA) LLC
Notes to Statement of Financial Condition

7. Employee Benefits (continued)

The assumptions used to calculate funded status as of October 31, 2023, are as follows:

	Weighted-Average Assumptions as of October 31, 2023	
	Pension Benefit Plan	Post-retirement Benefit Plan
Discount rate	6.38%	6.41%

In determining the expected long-term rate of return on plan assets, the Company considers the current level of expected returns on risk-free investments (primarily government bonds), the historical level of risk premiums associated with other asset classes and the expectations of future returns over a 20-year time horizon on each asset class. The expected return for each asset class is then weighted based on the plan's target asset allocation. Consideration is also given to expectations of value added by active management net of investment expenses.

The Pension Plan assets are held in a trust. Pension Plan fiduciaries set investment policies and strategies for the Pension Plan. Long-term strategic investment objectives include preserving the funded status of the Pension Plan and balancing risk and return. The Pension Plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations.

Pension Plan assets within the Trust are for the entire Pension Plan and consist of the following (dollars in thousands):

Assets	Fair Market Value	Percentage
Cash equivalents	$ 211	0.53%
Mutual fund	39,797	99.47%
Total	$ 40,008	100.00%

Mutual funds are valued at the net asset value of shares held by the plan at year-end.

7. Employee Benefits (continued)

The strategic target of Pension Plan asset allocations for 2023 was as follows:

	Target Asset Allocation
Equity securities	0%
Debt securities	100%

The expected benefit payments of the Company are as follows (in thousands):

Year Ending October 31:

2024	$ 2,475
2025	2,741
2026	2,946
2027	3,121
2028	3,278
Next five years	17,965

Effective January 1, 2009, the Company made the decision to freeze the Pension Plan for highly compensated employees, as defined by the Internal Revenue Service, based on the employees' fiscal 2007 total compensation. Those employees considered non-highly compensated and who continue earning pension benefits as elected during fiscal 2006 retirement choice period will continue to accrue benefits under the Pension Plan with a minimum guaranteed per month payable as a life annuity. In place of the Pension Plan, the Company's defined contribution 401(k) was enhanced, with the benefits, rights and features of the 401(k) plan remaining substantially the same.

Effective January 1, 2020, the Company changed how certain non-pension benefit programs will be delivered to existing and future retirees. Post-65 retirees shifted from group insurance coverage to individual Medicare Supplement plans plus a TD subsidized Health Reimbursement account to cover premium costs and help subsidize existing retiree out of pocket costs. Pre-65 retirees shifted to a flat rate TD subsidy with the option to elect the same medical plans available to active employees.

Retiree life insurance will not be available to anyone retiring after December 31, 2020. Also, TD will end subsidization of retiree health benefits for anyone retiring after December 31, 2024.

7. Employee Benefits (continued)

The defined contribution retirement plan (401(k) savings plan) of the Bank covers most of the employees of the Company and the Bank.

As discussed in note 2, the Company provides stock-based pay in the form of RSUs. As of October 31, 2023, the outstanding number of awards granted was 4.9 million shares and the outstanding liability was approximately $186.5 million. The amount vested and paid during the year was approximately $69.9 million.

8. Subordinated Borrowing

The Company owes TDH the following amounts pursuant to subordination agreements approved by FINRA:

Amount	Maturity	Rate
$ 35,000,000	09/30/2025	1-month SOFR+ 1/8 of 1%
$ 250,000,000	05/31/2025	1-month SOFR+ 1/8 of 1%
$ 500,000,000	05/31/2025	1-month SOFR+ 1/8 of 1%

In addition, the Company has available a subordinated revolving line of credit for $300 million from TDH that can be drawn upon at any time to add additional regulatory capital. At October 31, 2023, zero was drawn from that line of credit. The loans are subordinated to claims of general creditors and are included by the Company for purposes of computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Accrued interest payable to TDH pursuant to subordinated agreements is included in accrued expenses and other liabilities on the Statement of Financial Condition and was immaterial as of October 31, 2023.

9. Fair Value Measurements

The following table presents at October 31, 2023 the level within the fair value hierarchy for each of the assets and liabilities measured at fair value on a recurring basis (in thousands):

Description	Total	Level 1	Level 2	Level 3
Total Assets				
Securities segregated under federal regulations	$ 75,308	-	75,308	-
Financial instruments owned, at fair value				
U.S. government bonds	$ 9,248,663	-	9,248,663	-
Mortgage-backed securities	2,300,038	-	2,300,038	-
U.S. corporate bonds	196,276	-	196,276	-
U.S. common shares	3,866	3,866		-
Municipal bonds	223,678	-	223,678	-
	$ 11,972,521	3,866	11,968,655	-
Listed Futures	20,281	20,281		
Totals	$ 11,992,802	24,147	11,968,657	-

Description	Total	Level 1	Level 2	Level 3
Liabilities				
Financial instruments sold, but not yet purchased, at fair value				
U.S. government bonds	$ 8,536,514	-	8,536,514	-
U.S. corporate bonds	105,374	-	105,374	-
	$ 8,641,888	-	8,641,888	-
Listed Futures	6,367	6,367	-	-
Totals	$ 8,648,255	6,367	8,641,888	-

9. Fair Value Measurements (continued)

Other financial instruments are recorded by the Company at contract amounts, which approximate fair value and include cash (Level 1); receivables from and payables to customers, broker, dealers and clearing organizations (Level 2); receivables from and payables to affiliates (Level 2); and collateralized financing agreements (Level 2). These financial instruments are considered to approximate their carrying amounts because they have limited counterparty credit risk, are short-term, or bear interest at market rates and, accordingly, are carried at amounts which are a reasonable estimate of fair value.

10. Regulatory Requirements

As a registered broker-dealer and member of FINRA, TDSU is subject to the Uniform Net Capital Rule (SEA Rule 15c3-1) and has elected to compute its net capital in accordance with the "Alternative Net Capital Requirement" of this rule. In accordance with such requirements, the Company must maintain net capital in excess of the greater of $1,000,000 or 2% of aggregate debit items, as defined, which was $5.1 million as of October 31, 2023.

At October 31, 2023, TDSU's net capital, as defined, was $1,062.4 million, which exceeded the minimum requirement under SEA Rule 15c3-1 by $1,057.2 million. The percentage of net capital to aggregate debit items was 921%.

In addition to SEA Rule 15c3-1, TDSU is subject to a minimum net capital requirement of $150 million mandated by the Federal Reserve Bank of New York because of TDSU's status as a Primary Dealer. At October 31, 2023, TDSU's net capital, as defined, of $1,062.4 million exceeded the minimum requirement by $907.2 million.

As of October 31, 2023, U.S. Treasury securities with a market value of approximately $75.3 million have been segregated in a special reserve bank account for the exclusive benefit of customers, in accordance with SEA Rule 15c3-3.

The Company has entered into appropriate proprietary accounts of broker-dealers ("PAB") agreements with its clearing firms, and the clearing firms have not given notice to the Company that they did not maintain adequate PAB reserves in order for the Company to classify its proprietary accounts held at the clearing firms as allowable assets in the Company's net capital computations.

11. Derivative Instruments

The Company trades and takes proprietary positions in listed futures and options. The Company uses these instruments for trading, as well as for asset and liability management. The Company manages its trading positions by employing various risk mitigation strategies, including diversification of risk exposures. The Company manages the market risk associated with its trading activities on an individual product basis.

11. Derivative Instruments (continued)

Credit risk with respect to derivative instruments arises from the potential failure of a counterparty to perform according to the terms of the contract. The Company's exposure to credit risk at any point in time is represented by the fair value of the derivative contracts reported as assets. The fair value of a derivative represents the amount at which the derivative could be exchanged in an orderly transaction between market participants.

As of October 31, 2023, the Company had the following futures contracts outstanding (dollars in thousands):

	Number of Contracts Outstanding		Fair Value	
	Long	**Short**	**Asset**	**Liability**
Eurodollar	-	-	$ -	$ -
Interest	13,055	46,342	20,281	6,367
Total	13,055	46,342	20,281	6,367

Changes in the Fair value of these futures contracts are settled on a daily basis and payable to customers, brokers, dealers and clearing organizations, in the Statement of Financial Condition.

12. Fixed Assets

Fixed Assets at October 31, 2023, consist of the following (in thousands):

	Gross Assets	Accumulated Depreciation and Amortization	Net Assets
Property & equipment	$ 56,119	(24,304)	$ 31,815
Leasehold improvements	119,397	(18,548)	100,849
Capitalized software	48,980	(19,151)	29,829
Total	$ 224,496	(62,003)	$ 162,493

13. Leasing Activity

The Company leases office space from the Bank under non-cancelable operating leases that expire between 2024 and 2041, with provisions for renewal.

The information below provides a summary of the Company's leasing activities as a lessee at October 31, 2023 (in thousands).

ROU assets	$	231,698
Lease liabilities	$	285,435

ROU assets are included in Other assets and Lease liabilities are included in Accounts payable, accrued expenses and Payable to affiliate in the Statement of Financial Condition.

The following table provides the future lease payments under operating leases as of October 31, 2023 (in thousands).

2024	$	17,860
2025		19,387
2026		20,443
2027		20,580
2028		20,843
Thereafter		238,367
Total Lease Payments	$	337,481
Less: Interest		(52,045)
Present Value of Lease Liabilities		$285,435

As of October 31, 2023, the weighted average remaining lease term is 17 years and the weighted average incremental borrowing rate is 2.28%.

14. Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's activities involve execution, settlement and financing of various securities transactions for clients. These activities may expose the Company to risk in the event clients, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company enters into off-balance sheet transactions in relation to its proprietary trading activities to reduce its exposure to market risk. Transactions include the sale and purchase of exchange traded options and futures contracts and other agreements to exchange payments based on a gross contractual amount.

14. Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

Contracts with off balance sheet exposure that meet the definition of a derivative are valued at fair value. The Company monitors its positions continuously to reduce the risk of future loss due to changes in the market value of its financial instruments or failure of counterparties to perform.

Transactions in futures contracts are conducted through regulated exchanges which have margin requirements, and are settled in cash on a daily basis for the net gain or loss, thereby minimizing credit risk.

The Company's financing activities require that it accept and pledge securities as collateral for secured financing, such as securities purchased under agreements to resell and securities sold under agreements to repurchase. The Company monitors the market value of such collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when exposure to loss exists.

In the event the counterparty is unable to meet its contractual obligation to return the securities, the Company may be exposed to the off-balance sheet risk of acquiring securities at prevailing market prices.

The Company conducts business with banks and other brokers and dealers located primarily in the New York metropolitan area and in Canada on behalf of its clients and for its own account. At October 31, 2023, approximately $198.4 million of the balance shown as cash on the statement of financial position is held with a single counterparty.

Securities sold not yet purchased represent obligations to purchase specified securities at a contracted price. Accordingly, these transactions may result in unrecorded market risk, as the Company's obligation to purchase these securities in the market may exceed the amount recognized in the Statement of Financial Condition.

Each of the Company's clearing brokers extends credit to the Company, based upon both the market value and the profile of the securities which each of the clearing brokers holds in a custody arrangement for the Company.

15. Commitments and Contingencies

In the normal course of its business, the Company has been named a defendant in a number of lawsuits and other legal proceedings. After considering all relevant facts and the advice of counsel, management determines whether a provision for losses is deemed necessary as of the balance sheet date. Such loss contingencies did not have a material impact on the statement of financial condition and are included in Accounts payable, accrued expenses and other liabilities in the Statement of Financial Condition.

15. Commitments and Contingencies (continued)

The Company and its corresponding affiliates have reached an agreement in principle with the SEC to resolve a civil investigation into its compliance with records preservation requirements for business-related electronic communications stored on personal devices applicable to broker-dealer firms and investment advisers. The Company and its corresponding affiliates have internally allocated the total legal provision.

16. Guarantees

The Company is a member of a central counterparty clearing house ("CCP") and a customer of several organizations that clear and settle securities. In the normal course of business, certain activities of the Company involve the settlement of transactions with counterparties through these entities. These activities may expose the Company to risk in the event a counterparty is unable to fulfill its contractual obligation. Pursuant to the clearing and membership agreements, the Company has agreed to indemnify these entities for losses that they may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

Associated with its CCP membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. Under the terms of the membership agreement, the Company posts collateral in the form of cash or securities relating to this requirement. In general, the Company's guarantee obligations would arise only if the CCP had previously exhausted its resources.

As of October 31, 2023, there were no amounts to be indemnified to these entities pursuant to these agreements, and the Company believes that any potential requirement to make payments under these agreements is remote.

17. Subsequent Events

The Company is required by accounting literature (ASC 855, Subsequent Events) to evaluate whether events occurring after the Statement of Financial Condition date but before the date the Statement of Financial Condition is available to be issued require accounting as of the balance sheet date or disclosure in the financial statement. The Company has evaluated all subsequent events through the date of issuance of the statement of financial condition and determined that no such events have occurred.